Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-256593
November 10, 2021

Issuer:	Wisconsin Public Service Corporation

Security:	Senior Notes, 2.85% Series Due December 1, 2051

Principal Amount:	$450,000,000

Maturity:	December 1, 2051

Coupon:	2.85%

Initial Price to Public:	99.819% per Senior Note

Yield to Maturity:	2.859%

Spread to Benchmark Treasury:	+95 basis points

Benchmark Treasury:	UST 2.375% due May 15, 2051

Benchmark Treasury Yield:	1.909%

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2022

Redemption Provisions:	The Senior Notes will be redeemable at any time prior to June 1, 2051 (the Early Call Date), in whole or in part from time to time, at the option of the Issuer, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Senior Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed that would be due if such Senior Notes matured on the Early Call Date but for the redemption (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 15 basis points, plus in each case accrued and unpaid interest to, but not including, the redemption date. At any time on or after the Early Call Date, the Senior Notes may be redeemed, in whole or in part from time to time, at 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Trade Date:	November 10, 2021

Expected Settlement Date:	November 18, 2021 (T+5)

Expected Ratings:* (Moody’s/S&P/Fitch)	A2 (Stable)/A- (Stable)/A+ (Stable)

CUSIP/ISIN:	976843 BN1 / US976843BN12

Joint Book-Running Managers:	BofA Securities, Inc. BMO Capital Markets Corp. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Senior Co-Manager:	Goldman Sachs & Co. LLC

Co-Managers:	Siebert Williams Shank & Co., LLC Penserra Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, BMO Capital Markets Corp. toll-free at 1-800-414-3627, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.